

June 29, 2012

Via E-mail
Mr. Richard A. Roman
Chief Executive Officer
Northwest Pipe Company
5721 SE Columbia Way, Suite 200
Vancouver, WA 98661

> **RE:** **Northwest Pipe Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 000-27140**

Dear Mr. Roman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis, page 28

1. In future filings, please expand the discussion of gross profit to quantify the various offsetting factors and provide analysis of the underlying reasons. Also, it is not clear how the increase in steel prices and related adjustments in sales prices of your products impacted gross profit. In future filings, please provide an expanded analysis of steel prices and your ability to recover amounts through sales price adjustments and contract provisions that enables investors to understand the effects through the eyes of management.

2. Please provide us with an explanation of the $4.1 million allowance recorded on notes receivable.

Note 18 – Restatement of Consolidated Financial Statements, page F-33

3. Please provide us with an explanation of the change in assumption underlying your estimate of depreciation using the units of production method beginning January 1, 2009.

4. Please explain to us the nature of the error made in estimating the remaining lives of non-operating equipment depreciated using the straight-line method of depreciation. Explain specifically why it was an error and not a change in estimate.

5. You disclose that you made adjustments to correct errors related to certain assets that were no longer on your premises. Please tell us whether this restatement is included in Footnote 14 of your Form 10-Q for the quarter ended September 30, 2011. If not, please quantify the adjustments and tell us when this error was discovered.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Note 6 – Commitments and Contingencies, page 9

6. Please tell us if there have been any developments in your class action lawsuits since the initial settlement mediation on January 30, 2012. In future filings, please disclose the reasonably possible loss or range of loss or state such an estimate cannot be made. We note your current disclosure that the litigation is at an early stage and it is not possible to predict its outcome. While we understand there are uncertainties associated with estimating the amount of reasonably possible loss, ASC 450-20-50 does not require the estimate to be precise. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please note that you may provide your quantified disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Liquidity and Capital Resources, page 18

7. You disclose on page 19 that you had an additional net borrowing capacity under your Credit Agreement of $58.0 million at March 31, 2012. In future filings please clarify whether the additional amounts available to you represents the maximum amount you can borrow without violating your covenants as of the most recent balance sheet date. Please refer to Section 501.13 of the Financial Reporting Codification for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief